EXHIBIT 4.143

Power of Attorney

I, Wan Hua, a PRC citizen whose ID number is 110106196207281812, hereby irrevocably authorize Wang Lei Lei to exercise the following rights during the term of this Power of Attorney:

Wang Lei Lei is authorized to, on my behalf, exercise all the voting rights as a shareholder of Beijing Yi Lian Tong He Information Technology Co., Ltd (“the Company”) by laws and by articles of association in shareholders meeting of the Company with all powers, including but not limited to, sale or transfer of all or part of the shares in the Company and assignment and appointment of the directors and general manager of the Company as an authorized representative.

The above-mentioned authorization and attorney are based on the following assumptions: Wang Lei Lei is an employee of Ebay Each Internet Information Service (Shanghai) Co. Ltd. and Ebay Each Internet Information Service (Shanghai) Co. Ltd. approves of such authorization and attorney. Once Wang Lei Lei is no longer employed by Ebay Each Internet Information Service (Shanghai ) Co. Ltd. or Ebay Each Internet Information Service (Shanghai ) Co. Ltd. gives a written notice of replacing its attorney, I shall forthwith recall the attorney and authorization herein and appoint/authorize other employees assigned by Ebay Each Internet Information Service (Shanghai ) Co. Ltd. to exercise all the voting rights owed by a shareholder of the Company in the shareholders meeting on our behalf.

The term of this Power of Attorney is 10 years from the execution date unless the Business Operation Agreement among Ebay Each Internet Information Service (Shanghai) Co. Ltd., Beijing Yi Lian Tong He Information Technology Co., Ltd, Wei Hong Jun and I is terminated before expiry whatsoever.

Wan Hua

Signature:	/s/ Wan Hua

Date: Feb 1, 2007